BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC Tonya Mitchem Grindon, Shareholder Direct Dial: 615.726.5607 Direct Fax: 615.744.5607 E-Mail Address: tgrindon@bakerdonelson.com	BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 PHONE: 615.726.5600 FAX: 615.726.0464
WWW.BAKERDONELSON.COM

                                        December 23, 2013                                                                        VIA EDGAR AND FED EX

Karl Hiller
Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:
Comments Applicable to American Standard Energy Corp. (“American Standard” or the “Company”) Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012, File No. 000-54471; filed August 13, 2013 (“Form 10-K”)

Dear Mr. Hiller:

We have received and reviewed the letter, dated December 11, 2013, regarding comments to the above-referenced filing.  Our responses to the comments are set forth below.  For your convenience, the responses have been numbered to correspond to the numbers assigned to the comments.

General

1.	COMMENT: Please file your reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013, and September 30, 2013 to comply with Rule 13a-13 of Regulation 13A.

RESPONSE: The Company is diligently working to prepare and file its quarterly reports for the quarters ended March 31, 2013, June 30, 2013, and September 30, 2013. The Company filed notices of late filing on May 16, 2013, as amended on May 17, 2013, August 15, 2013, and November 18, 2013.

Form 10-K for the Fiscal Year ended December 31, 2012

Proved Undeveloped Reserves, page 49

2.
COMMENT:  We note your proved undeveloped reserve quantities decreased from 1,00,983 (Boe) as of December 31, 2011 to 577,707 (Boe) as of December 31, 2012. Please disclose the reasons for this change, including the quantity of proved undeveloped reserves converted into proved developed reserves and the amount of capital expenditures incurred for the conversion. Finally, disclose whether any of your fields have quantities of proved undeveloped reserves that have remained undeveloped for five years or more. Refer to Item 1203 of Regulation S-K for further details of the disclosures required when you report undeveloped reserves.

RESPONSE:  The reasons for the decrease in the quantities of proved undeveloped reserve quantities are (1) the asset sale of the Auld Shipman Project from ASEN 2 to Antler Bar that included approximately 1200 leasehold acres and 403,593 (BOE) and the information regarding this sale is first provided on page 3 of the Form 10-K and referred to throughout the Form 10-K, (2) 92 (BOE) of proved undeveloped reserves that were converted into proved developed reserves, which such conversion incurred $3,677,216  in capital expenditures.   The number of fields that have quantities of proved undeveloped reserves that have remained undeveloped for five years or more is not applicable to the Company, because the Company has only been operating as an oil and gas company since 2010 and therefore, as of December 31, 2012, it has only held an interest in the fields for 2 years.

The Company does not believe that the information above constitutes a material misstatement and therefore has not amended the Form 10-K to include the information set forth in the comment.

Oil and Gas Properties, Wells, Operates and Acreage, page 51

3.
COMMENT:  Please disclose your total gross and net developed acreage (i.e., acreage assignable to productive wells) by geographic area as of December 31, 2012 to comply with Item 1208(a) of Regulation S-K.

RESPONSE: The total gross and net developed acreage is reflected in the second table on page 52 of the Form 10-K under the column heading “HBP Acreage”. The information requested is supplied in the Form 10-K, and, therefore the Company has not amended the Form 10-K.

Controls and Procedures, page 83

4.	COMMENT: Please comply with Item 308(a) of Regulation S-K, which requires a report of management on your internal control over financial reporting.

RESPONSE: The Company believes that the information disclosed in Section 9a of the Form 10-K meets the requirements found in Item 308(a) of Regulation S-K, and therefore has not amended the Form 10-K.

Financial Statements

Supplemental Information on Oil and Gas, page F-40

5.	COMMENT: Please provide disclosures required by FASB ASC 932-235-50-1B, or explain why you believe this guidance would not apply if this is your view.

RESPONSE: The disclosures required by FASB ASC 932-235-50-1B applies to exploratory wells. The Company did not classify in its financial information any well as exploratory, so therefore this disclosure is inapplicable to the Company, and the Company has not amended the Form 10-K.

Reserve Quantity Information, page F-40

6.	COMMENT: Please disclose explanations for significant changes in reserve quantities as required by FASB ASC 932-235-50-5.

RESPONSE: The disclosure required by FASB ASC 932-235-50-5 can be found in the table found on page F-42 of the Form 10-K. Because the information is disclosed in the Form 10-K, the Company has not amended the Form 10-K

Should you have any additional comments or questions, please do not hesitate to contact me.

Best regards,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/ Tonya Mitchem Grindon
Tonya Mitchem Grindon

TMG:psa

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